AMENDED AND RESTATED WAIVER AND REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 23 day of September, 2019 by and between Community Capital Trust, a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended (the “Trust”), and Community Capital Management, Inc., a Delaware corporation (the “Adviser”).

BACKGROUND

The Adviser serves as investment adviser to The Community Reinvestment Act Qualified Investment Fund (the “Fund”) pursuant to an Investment Management Agreement between the Adviser and the Trust dated as of June 1, 1999, as subsequently amended and supplemented. The Fund offers three classes of shares, known as CRA Shares, Institutional Shares and Retail Shares.

The parties to this Agreement wish to provide for an undertaking by the Adviser to limit investment advisory or other fees and/or reimburse expenses of the CRA Shares, Institutional Shares and Retail Shares of the Fund in order to improve the performance of the CRA Shares, Institutional Shares and Retail Shares of the Fund.

AGREEMENT

THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

The Adviser shall, from the date of this Agreement until September 30, 2020, waive all or a portion of its investment advisory or other fees and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio of the CRA Shares, Institutional Shares and Retail Shares of the Fund shall not exceed 1.00%, 0.55% and 0.90%, respectively. Thereafter, if not terminated, this Agreement will renew automatically each year ending September 30. Notwithstanding the foregoing, this Agreement may be terminated at the end of the initial period or any subsequent one-year period by the Trust or by the Adviser on sixty days’ written notice. This Agreement may also be terminated at any time upon the unanimous approval of the disinterested trustees of the Trust.

This Agreement supersedes any prior contractual waiver and reimbursement agreement(s) between the parties.

The Adviser shall be permitted to recoup in later periods any waived or reimbursed amounts from the Fund within three years from the date on which such waiver or reimbursement was made by the Adviser, provided such reimbursement does not cause the Fund to exceed the expense limitations that were in effect at the time of the waiver or reimbursement.

This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to its conflict of law provisions. This Agreement may be executed in one or more counterparts and all such counterparts will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

COMMUNITY CAPITAL TRUST	COMMUNITY CAPITAL MANAGEMENT, INC.

By:	By:
/s/ Alyssa D. Greenspan	/s/ Alyssa D. Greenspan
Name: Alyssa D. Greenspan	Name: Alyssa D. Greenspan
Title: Vice President	President: President